Item 77C: Matters submitted to a vote of security holders
The Thai Fund, Inc.


Special Shareholders Meeting
December 14, 2017

To approve a proposal to liquidate and dissolve the Fund

For:	7,743,024.786		Against:
177,005.379		Abstain: 34,568,090